MAIL STOP 3561

June 22, 2006

Mr. Zhenggang Wang
Chief Executive Officer
China 3C Group
368 HuShu Nan Road
HangZhou City
Zhejiang Province, China 310014

> **Re: China 3C Group**
> **Form 10-KSB**
> **Filed April 10, 2006**
> **File No. 000-28767**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Item 6 – Management's Discussion and Analysis, page 8

General

1. Please revise to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. This section should supplement and not duplicate your policy disclosures in your financial statements. Please refer to the Commission's guidance concerning Critical Accounting Estimates and revise Management's Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Results of Operations, page 9

2. Please revise your disclosure for each period to describe and quantify underlying material activities that generate income statement variances between periods for each financial statement line item. Your revised disclosures should provide information that would assist an investor in making a well-informed investment decision. This can be achieved by providing information (in a comparative format), such as key performance indicators or key metrics that you utilize in evaluating your business, and including a detailed discussion of the year over year variances. An example might be revenue and costs attributed to each line of business (e.g. mobile phones, fax machines) and the change between periods.

Liquidity and Capital Resources, page 10

3. Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant change in your accounts receivable, inventory, accounts payable and accrued liabilities). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

Item 10 – Executive Compensation, page 19

4. Please update your executive compensation table to include data for the fiscal year ended December 31, 2005.

Independent Auditors' Reports, F-2 and F-3

5. We note that you have presented consolidated financial statements for the years ended December 31, 2005 and 2004; however, the audit report covers the consolidated financial statements for 2005 only. The audit reports covering the separate financial statements of the two operating subsidiaries for 2004 are not an appropriate substitute for an audit report covering the consolidated financial statements for that period. Accordingly, auditor association with the consolidated financial statements as of and for the year ended December 31, 2004 is required. It may be appropriate for an auditor to rely upon the audit work of Lichter Yu (refer to AU 543) when auditing the consolidated presentation as long as that reliance is referenced in the auditor's report and Lichter Yu's audit reports continue to be provided in the filing in accordance with Rule 2-05 of Regulation S-X. Please revise to file an audit report that covers the consolidated financial statements for 2004.

Statement of Stockholders' Equity, F-7

6. We note that the line item titled "changes due to recapitalization". Please revise your disclosures to indicate how the recapitalization resulted in an increase to stockholders' equity of $1.2 million. We note that a recapitalization would generally not result in an increase to stockholders' equity unless cash or other assets were received. Also, please tell us how the $500,000 payment described in Note 1 was recorded in the financial statements.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, F-11

7. We note you provide your customers with a one-year repair guarantee and after sales services (i.e. post-contract customer support). Please revise your revenue recognition policy to clarify the specific types of services you are currently providing whether your contracts involve the sale of hardware and other goods or services. Disclose the policies for accounting for multiple elements under the arrangement (consider the guidance of EITF 00-21). Also, ensure your revised revenue recognition policy discloses how each of the four criteria of SAB 104 specifically applies to each of your revenue streams (e.g. hardware sales, service, etc.). Disclose the significant contract terms and conditions, including any customer acceptance provisions, warranties and other post-delivery obligations

and the related accounting policies (consider the guidance of SFAS 48). Your MD&A should be revised to include a discussion of these critical accounting policies and their impact on the financial statements.

8. In connection with the comment above, your revenue recognition policy states that you recognize revenue at the date of shipment and when delivery is completed. Please revise to clarify.

9. Please tell us how whether your customers have return rights, and if so, why you believe that revenue is appropriately recognized at the date of shipment. Tell us, in as much detail as necessary, how you meet each of the criteria in paragraph 8 of FAS 48 with respect to each distinct type of revenue transaction. Revise your disclosures accordingly.

Segment Reporting, F-13

10. We note you consider your company to operate in one reporting segment under SFAS 131. We also note that your two subsidiaries, HWDA and YYXC, sell distinctly different products (i.e. cellular and IT products versus fax machines and cord phone products) and distinct financial information was available in 2004. Tell us in detail how you reached your conclusion on segments within your business. Please use specific references to SFAS 131 in your response and provide us with a complete copy of the latest monthly reporting package used by the chief operating decision maker.

Note 5 – Common Stock, F-15

11. We note your disclosure regarding the grant of 4,980,000 shares of common stock to consultants. On page 7, you state that these shares were not "deemed effective" until March 10, 2006. If this is the case, please tell us why you valued the shares based on the market price of your common stock at December 21, 2005 rather than March 10, 2006.

Note 6 – Stock Warrant, F-15

12. We note your disclosure regarding the issuance of 4,000,000 warrants to consultants. Please revise your disclosure to state whether there are any vesting provisions or service conditions relating to the warrants. If this is the case, we believe that EITF 96-18 requires the fair value of the warrants to be re-measured at each balance sheet date. If the warrants were fully vested at the date of grant, please tell us why you believe it was appropriate to amortize the compensation expense over the one year period, rather than recording all of the expense at the date of issuance. Please tell us

the specific accounting literature on which your conclusion was based and revise your disclosures accordingly.

13. We note that the warrants were exercised on December 30, 2005. Please tell us where the exercise proceeds of $400,000 were recorded.

Form 10-QSB for the fiscal quarter ended March 31, 2006

14. We note that the filing includes income statements and cash flow statements for the three months ended March 31, 2006 and the year ended December 31, 2005. Please revise the filing to include an income statement and cash flow statement for the three months ended March 31, 2005, as required by Item 310(b) of Regulation S-B. Also, please revise your MD&A disclosures accordingly.

Exchange Act Filings

15. Please tell us where you reported the termination of Lichter Yu as the auditor of your predecessor entities or file an Item 4.01 8-K to report the termination. Please note that a change in accountants generally occurs in connection with a reverse acquisition unless the same auditor audited the pre-merger financial statements of both the shell and the private operating company. The predecessor accountant is the one that is no longer associated with the continuing entity. We note that Lichter Yu audited the financial statements of the operating companies and that Chisholm Bierwolf & Nilson audited the financial statements of the shell company. Although you reported the termination of Chisholm Bierwolf, you must also report the termination of Lichter Yu because that firm did not continue its association with the entity on a post-merger basis. Please file the necessary Item 4.01 Form 8-K and Exhibit 16 letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

Cc: Jeff Stein, Berkman, Henoch, Peterson & Peddy, P.C.